UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

(Name of the Issuer)

Turquoise Hill Resources Ltd.

Rio Tinto plc

Rio Tinto International Holdings Limited

7999674 Canada Inc.

46117 Yukon Inc.

535630 Yukon Inc.

(Names of Persons Filing Statement)

Common Shares, without par value

(Title of Class of Securities)

900435108

(CUSIP Number of Class of Securities)

Dustin Isaacs Turquoise Hill Resources Ltd. Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada, +1 514-848-1567	Steven Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to

Adam Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1 212-373-3000	Alex Moore Blake, Cassels & Graydon LLP 199 Bay St., Suite 4000 Toronto, Ontario M5L 1A9 +1 416-863-2400	Steve Malas Norton Rose Fulbright Canada LLP 1 Place Ville Marie Montreal, Quebec H3B 1R1 +1 514-847-4747	Shea Small McCarthy Tétrault LLP Box 48, Suite 5300 TD Bank Tower Toronto, Ontario M5K 1E6 +1 416-362-1812	Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1 212-558-4000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 1 to Schedule 13E-3 (together with the exhibits hereto, this “Amended Schedule 13E-3” or “Amended Transaction Statement”), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2022 (the “Initial Schedule 13E-3”), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of Yukon, Canada and the issuer of the common shares, no par value (the “Shares”) that is subject to the Rule 13e-3 transaction (“Turquoise Hill” or the “Corporation”); (ii) Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (the “Parent”); (iii) Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH” or the “Purchaser”); (iv) 7999674 Canada Inc., a company incorporated under the federal laws of Canada (“7999674 Inc.”); (v) 46117 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“46117 Inc.”); and (vi) 535630 Yukon Inc., a company incorporated under the laws of Yukon, Canada (“535630 Inc.” and, together with the Parent, the Purchaser, 7999674 Inc. and 46117 Inc., the “Rio Tinto Filers”).

On September 5, 2022 the Corporation, the Purchaser and the Parent entered into an Arrangement Agreement (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Arrangement Agreement”), which provides for, among other things, the acquisition by the Purchaser, a wholly owned subsidiary of the Parent, of all of the issued and outstanding Shares of the Corporation that the Parent or its affiliates do not directly or indirectly own (the “Minority Shares”) through a Plan of Arrangement (the “Plan of Arrangement”) pursuant to Section 195 of the Business Corporations Act (Yukon) (“YBCA”), pursuant to which the Corporation would become an indirectly wholly owned subsidiary of the Parent (the “Arrangement”). A copy of the Plan of Arrangement is included as Appendix B to the Management Proxy Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”). A special meeting of the Corporation’s shareholders has been called for November 1, 2022 (the “Meeting”) to consider and, if thought advisable, pass a special resolution approving the Arrangement in the form attached as Appendix A to the Circular (the “Arrangement Resolution”). The Circular has been provided to the Corporation’s shareholders pursuant to applicable Canadian law. Capitalized terms used but not expressly defined in this Amended Schedule 13E-3 are given the respective meanings given to them in the Circular.

All information set forth in this Amended Transaction Statement should be read in conjunction with the information contained or incorporated by reference in the Initial Schedule 13E-3.

All information contained in, or incorporated by reference to, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 7. Purposes, Alternatives, Reasons and Effects

Item 7 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

Following the consummation of the Arrangement, Rio Tinto’s interest in the Corporation’s net book value and net earnings will increase corresponding to its acquisition of Shares from the Minority Shareholders under the Arrangement. Rio Tinto will be entitled to benefits resulting from that increased interest, including cash flows generated by the Corporation’s operations and any future increase in the Corporation’s value. Similarly, Rio Tinto will also bear the full risk of any losses generated by the Corporation’s operations and any decrease in the value of the Corporation after acquiring all outstanding Shares.

If the Arrangement is consummated, the Parent’s indirect ownership interest in the Corporation, as a result of its direct ownership of the Purchaser, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., would increase from 50.8%, prior to the date of the Arrangement Agreement, to 100%. While the Parent currently consolidates the financial results of the Corporation in its financial statements due to its current majority ownership, the completion of the Arrangement would result in the elimination of the minority interest attributable to the Shares held by the Minority Shareholders reported as “profits attributable to non-controlling interests” in the Parent’s consolidated statements of income and “equity attributable to non-controlling interests” in the Parent’s balance sheet as a result of which the Parent would record (on a pro forma basis as a result of the Arrangement) (1) an increase of approximately US$4.1 billion, or 91%, from Rio Tinto’s existing interest in the Corporation’s net book value of approximately US$8.75 billion as of June 30, 2022, and (2) on a pro forma basis an increase of approximately US$112 million, or 52%, to Rio Tinto’s existing interest in the Corporation’s consolidated net income of approximately US$422 million for the six months ended June 30, 2022.

Item 8. Fairness of the Transaction

Item 8 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

The Unconflicted Board of Directors believes that the Arrangement is fair to the Minority Shareholders, including the Corporation’s ‘unaffiliated security holders’ as defined in Rule 13e-3 under the U.S. Exchange Act, having considered and relied upon the same factors and considerations that the Special Committee relied upon.

Among the other factors discussed in the section “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation” in the Circular, the Special Committee also considered the current market prices, historical market prices and trading information prior to August 31, 2022 included in the section “Information Concerning Turquoise Hill – Trading in Shares”, including that the Consideration to be paid to the Minority Shareholders of C$43.00 in cash per Minority Share represents a premium of 19% over the closing price of the Shares on the TSX on August 31, 2022.

The Special Committee did not base its assessment of the Consideration on the liquidation value or the net book value of the Corporation in its evaluation of the Arrangement because of its belief that neither liquidation value nor net book value present a meaningful valuation of the Corporation and its business. Because of the Special Committee’s view that the Corporation’s value is derived from the potential development of its projects, the Special Committee based its assessment of the Consideration on the value of the business as a going concern rather than from the value of assets that might be realized in a liquidation or from net book value which is significantly influenced by historical costs.

The Special Committee concluded that approval by a majority of the Corporation’s ‘unaffiliated security holders’, as defined in Rule 13e-3 under the U.S. Exchange Act, is not necessary for approval of the Arrangement. Such approval is not required by Canadian law and various safeguards and protective steps have been adopted to ensure the procedural fairness of the transactions contemplated by the Arrangement Agreement, including the Arrangement, including the procedural safeguards discussed in the section “Special Factors – Position of Turquoise Hill as to Fairness of the Arrangement – Reasons for the Recommendation – Procedural Safeguards and Fairness”.

In evaluating the substantive fairness of the Arrangement to the Corporation’s unaffiliated security holders, Rio Tinto did not consider the liquidation value or the net book value of the Corporation based on its belief that neither liquidation value nor net book value provide a meaningful methodology for valuing the Corporation and its business. Rather Rio Tinto believes that the Corporation’s value is derived from the cash expected to be generated from the potential development of Oyu Tolgoi rather than from value that might be realized from the sale of assets in a liquidation or from net book value which is significantly influenced by historical costs.

Furthermore, Rio Tinto did not establish, and did not consider, a going concern value for the Corporation as a public company to determine the fairness of the Consideration to the unaffiliated security holders because, following the Arrangement, the Corporation will have a different ownership structure. However, to the extent the pre-Arrangement Agreement going concern value was reflected in the price of C$25.68, the closing price of the Shares on TSX on March 11, 2022, being the last trading date prior to the Purchaser’s initial public proposal to acquire the Minority Shares, the Consideration represents a significant premium to the going concern value of the Corporation.

Neither Rio Tinto nor any of its affiliates is aware of any firm offer, proposal or indication of interest for a merger, sale of all or substantial part of the Corporation’s assets, or a purchase of a controlling amount of the Corporation’s securities having been received by the Corporation from affiliated persons or third parties during the two years preceding the signing of the Arrangement Agreement, other than the proposals from Rio Tinto as described in the Circular.

Item 9. Reports, Opinions, Appraisals and Negotiations

Item 9 of the Initial Schedule 13E-3 is hereby amended and supplemented as follows:

The fees paid to TD Securities in connection with the advisory and underwriting activities discussed in the section “Special Factors – Formal Valuation and TD Fairness Opinion” of the Circular are approximately C$750,000. The fees paid to TD Securities in connection with the foregoing activities, together with the fees payable to TD Securities pursuant to the TD Engagement Agreement are not, in the aggregate, financially material to TD Securities, and do not give TD Securities any financial incentive in respect of the conclusions reached in the Formal Valuation and the TD Fairness Opinion.

The fees paid to BMO Capital Markets in connection with prior services discussed in the section “Special Factors – Fairness Opinions of BMO Capital Markets” of the Circular are equal to approximately C$2,700,000 and are not, in the aggregate, financially material to BMO Capital Markets.

In preparing the Forecasts, the Corporation made the following material judgements, estimates and assumptions, which may or may not prove to be accurate: (i) production estimates based on the mine plan provided by Oyu Tolgoi LLC including the following life of mine metrics: ore mined of approximately 3 billion tonnes; copper grade of approximately 0.83%; gold grade of approximately 0.31 grams per tonne; copper recoveries of approximately 87%; and gold recoveries of approximately 72%; (ii) total contained copper mined of approximately 26 million tonnes relative to the Corporation’s stated mineral copper reserves of approximately 10 million tonnes and mineral copper resources of approximately 30 million tonnes (exclusive of mineral reserves), as of December 31, 2021; (iii) Oyu Tolgoi’s taxes based on Mongolia’s 25% tax rate with an investment tax credit opening balance of approximately US$812 million and net operating loss opening balance of approximately US$1.2 billion; and (iv) the Corporation’s general and administrative costs, prior to taxes, of approximately US$27 million per annum. The Corporation urges shareholders to review the sections of the Circular titled “Forward-Looking Information”, “Information Concerning Turquoise Hill – Additional Information” and “Risk Factors” beginning on page ii, 91 and 106 respectively.

The Forecasts that BMO was directed to use in rendering the BMO Fairness Opinions are set forth in the table below.

		H2 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031-2040	2041-2110
Copper Sales	(kt Cu)	69	154	208	348	400	448	464	585	631	4,395	14,484
Gold Sales	(koz Au)	88	144	192	465	335	289	301	424	467	2,655	16,452
Silver Sales	(koz Ag)	404	879	1,260	1,987	2,214	2,490	2,491	3,159	3,432	23,813	99,256
Molybdenum Sales	(kt Mo)	—	—	—	—	—	—	—	—	—	—	60

Net Revenue	(US$ mm)	$584	$1,430	$1,924	$3,226	$3,424	$3,612	$3,563	$4,585	$4,964	$33,204	$122,335
Operating Cash Flow	(US$ mm)	$173	$515	$1,057	$2,297	$2,475	$2,665	$2,625	$3,105	$3,298	$18,869	$59,445
Capex	(US$ mm)	($903)	($1,346)	($862)	($645)	($476)	($409)	($585)	($509)	($447)	($3,958)	($26,148)

Pre-Finance Cash Flow	(US$ mm)	($730)	($831)	$195	$1,652	$1,999	$2,257	$2,040	$2,597	$2,851	$14,911	$33,297

Turquoise Hill Cash Flow	(US$ mm)	$5	$23	$18	$17	$14	$12	$16	$14	$13	$87	$55

				31-Dec-22	31-Dec-23	31-Dec-24
Net Debt Balance	(US$	mm	)	$4,178	$5,219	$5,497
Shareholder Loan & Prepay Balance	(US$	mm	)	$10,085	$10,741	$11,698

Item 9 of the Initial Schedule 13E-3 is hereby further amended and supplemented as follows:

The language incorporated by reference herein from the first full paragraph on page 44 in the section “Special Factors – Formal Valuation and TD Fairness Opinion” of the Circular is hereby amended and restated as follows:

“The Formal Valuation and the TD Fairness Opinion have been provided for the benefit and use of the Special Committee and the Board of Directors of the Corporation in connection with and for purposes of their consideration of the Arrangement and are not intended to be, and do not constitute, a recommendation that Turquoise Hill take, or that any Shareholder vote in favor of or otherwise take, any action in connection with the Arrangement.”

The language incorporated by reference herein from the second paragraph on page 44 in the section “Special Factors – Formal Valuation and TD Fairness Opinion” of the Circular is hereby amended by deleting the following sentence:

“The Formal Valuation and the TD Fairness Opinion may not be used or relied upon by any Person other than the Special Committee or for any other purpose without the express prior written consent of TD Securities.”

The language incorporated by reference herein from the first paragraph on page 134 in the section “Consent of TD Securities Inc.” of the Circular is hereby amended and restated as follows:

“We refer to the formal valuation and fairness opinion report of our firm dated August 31, 2022 (the “TD Formal Valuation and Fairness Opinion”) attached as Appendix C to the management proxy circular dated September 27, 2022 (the “Circular”) of Turquoise Hill Resources Ltd. (the “Corporation”) which we prepared for the Special Committee of the Board of Directors of the Corporation. The TD Formal Valuation and Fairness Opinion are provided for the benefit and use of the Special Committee and the Board of Directors of the Corporation in connection with and for purposes of their consideration of the Arrangement (as defined in the Circular).

The language incorporated by reference herein from the second paragraph on page 134 in the section “Consent of TD Securities Inc.” of the Circular is hereby amended by deleting the following sentence:

“In providing our consent, we do not intend that any person other than the Special Committee and the Board of Directors of the Corporation shall be entitled to rely upon the TD Formal Valuation and Fairness Opinion.”

The language incorporated by reference herein from page C-8 in Appendix C “Formal Valuation and Fairness Opinion of TD Securities Inc.” of the Circular is hereby amended by deleting the following sentence:

“The Valuation and Fairness Opinion may not be used or relied upon by any person other than the Special Committee or for any other purpose without the express prior written consent of TD Securities.”

The language incorporated by reference herein from the third sentence in the third full paragraph on page 55 in the section “Special Factors – Fairness Opinions of BMO Capital Markets” of the Circular is hereby amended and restated as follows:

“The BMO Fairness Opinions were provided to the Special Committee for its use in considering the Term Sheet and Arrangement as one of many factors to be considered by the Special Committee in its evaluation of the Term Sheet and Arrangement.”

The language incorporated by reference herein from the last sentence in the second paragraph on page 135 in the section “Consent of BMO Nesbitt Burns Inc.” of the Circular is hereby amended and restated as follows:

“In providing our consent, we note that the BMO Capital Markets Fairness Opinions were provided to the Special Committee of the Board of Directors of the Corporation for its use in considering the transactions described in the Circular as one of many factors to be considered by the Special Committee of the Board of Directors of the Corporation in its evaluation of such transactions, and such BMO Capital Markets Fairness Opinions do not constitute a recommendation as to how any shareholder of the Corporation, the Board or Directors of the Corporation or the Special Committee of the Board of Directors of the Corporation should vote or act with respect to any matter described in the Circular.”

The language incorporated by reference herein from the first sentence in the third full paragraph on page D-7 in Appendix D “Fairness Opinions of BMO Nesbitt Burns Inc.” of the Circular is hereby amended and restated as follows:

“The Opinion is provided to the Special Committee for its use in considering the Term Sheet as one of many factors to be considered by the Special Committee in its evaluation of the Term Sheet.”

The language incorporated by reference herein from the first sentence in the third full paragraph on page D-14 in Appendix D “Fairness Opinions of BMO Nesbitt Burns Inc.” of the Circular is hereby amended and restated as follows:

“The Opinion is provided to the Special Committee for its use in considering the Arrangement as one of many factors to be considered by the Special Committee in its evaluation of the Arrangement.”

Item 16. Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(2)(i)*	Management Information Circular of Turquoise Hill Resources Ltd. dated September 27, 2022

(a)(2)(ii)*	Form of Proxy Card

(a)(2)(iii)*	Voting Instruction Form

(a)(2)(iv)*	Letter of Transmittal

(a)(2)(v)*	Notice of Special Meeting of Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(2)(vi)*	Letter to Shareholders of Turquoise Hill Resources Ltd. (incorporated herein by reference to the Circular)

(a)(5)(i)*	Press release of Turquoise Hill Resources Ltd. dated September 5, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 6, 2022)

(a)(5)(ii)*	Press release of Rio Tinto plc dated September 6, 2022 (incorporated herein by reference to Exhibit B to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(a)(5)(iii)*	Other Shareholder Materials

(a)(5)(iv)	Press release of Turquoise Hill Resources Ltd. dated September 29, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on September 29, 2022)

(a)(5)(v)	Press release of Turquoise Hill Resources Ltd. dated October 4, 2022 (incorporated herein by reference to Exhibit 99.1 to the report on Form 6-K furnished to the SEC on October 4, 2022)

(c)(i)*	Formal Valuation and Fairness Opinion of TD Securities Inc. (incorporated herein by reference to Appendix C to the Circular)

(c)(ii)*	Fairness Opinions of BMO Nesbitt Burns Inc. (incorporated herein by reference to Appendix D to the Circular)

(c)(iii)**	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on June 27, 2022

(c)(iv)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 11, 2022

(c)(v)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on July 14, 2022

(c)(vi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 7, 2022

(c)(vii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 8, 2022

(c)(viii)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 25, 2022

(c)(ix)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 30, 2022

(c)(x)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on August 31, 2022

(c)(xi)*	Special Committee Discussion Materials Provided by BMO Nesbitt Burns Inc. to the Special Committee on September 5, 2022

(c)(xii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on June 27, 2022

(c)(xiii)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on July 6, 2022

(c)(xiv)*	Special Committee Discussion Materials Provided by TD Securities Inc. to the Special Committee on August 31, 2022

(d)(i)*	Arrangement Agreement dated September 5, 2022, among Turquoise Hill Resources, Rio Tinto International Holdings Limited and Rio Tinto plc (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(d)(ii)*	Form of Voting Agreement entered into severally by Rio Tinto plc and Rio Tinto International Holdings Limited, on the one hand, and each of Maryse Saint-Laurent, Peter Gillen, Russel Robertson, George Burns, Caroline Donally, Steve Thibeault, Luke Colton, Jo-Anne Dudley, Dustin Isaacs and Roy McDowall, on the other hand (incorporated herein by reference to Exhibit E to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(i)*	Third Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated September 5, 2022 (incorporated herein by reference to Exhibit C to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(ii)*	Early Advance Funding Agreement between Cuprum Metals Pte Ltd, Turquoise Hill Resources Ltd. and Rio Tinto International Holdings Limited, dated September 6, 2022 (incorporated herein by reference to Exhibit D to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on September 6, 2022)

(e)(iii)*	Binding Term Sheet between Turquoise Hill Resources Ltd. and Rio Tinto plc through its wholly-owned subsidiary, Rio Tinto International Holdings Limited dated August 31, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on August 31, 2022)

(e)(iv)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated May 18, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on May 19, 2022)

(e)(v)*	Amended and Restated Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated January 24, 2022 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on January 25, 2022)

(e)(vi)*	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd., dated April 9, 2021 (incorporated herein by reference to Exhibit A to the Rio Tinto Filers’ amended Schedule 13D filed with the SEC on April 9, 2021)

(f)(i)*	Interim Order (incorporated herein by reference to Appendix E to the Circular)

(f)(ii)*	Section 193 of the Yukon Business Corporation Act – Rights of Dissenting Shareholders (incorporated herein by reference to Appendix G to the Circular)

107*	Filing Fee Table

*	Previously filed.
**	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steve Thibeault
Name: Steve Thibeault
Title: Interim Chief Executive Officer

Date: October 12, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO PLC

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Date: October 12, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIO TINTO INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

Date: October 12, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

7999674 CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: October 12, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

46117 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: October 12, 2022

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

535630 YUKON INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Date: October 12, 2022